EXHIBIT 99.1
FIFTH AMENDMENT TO LEASE
     THIS FIFTH AMENDMENT TO LEASE (the “Fifth Amendment”) is made and entered into as of June 8, 2009 (the “Effective Date”) by and between THE BOARD OF TRUSTEES OF THE LELAND STANFORD JUNIOR UNIVERSITY, a body having corporate powers under the laws of the State of California (“Landlord”), and BIG BAND NETWORKS, INC., a Delaware corporation (“Tenant”).
RECITALS
     A. Pursuant to that certain Lease dated August 20, 2002, as amended by that certain First Amendment to Lease dated February 10, 2005, the Second Amendment to Lease dated November 30, 2005, the Third Amendment to Lease dated May 27, 2008 and the Fourth Amendment to Lease dated October 9, 2008 (collectively, the “Existing Lease”), Landlord (successor-in-interest to MPTP Holding, LLC and Martin/Campus LLC) leased and demised to Tenant approximately 22,336 square feet of space (the “Original Premises”) located on the first and second floors of the building commonly known as 475 Broadway, Redwood City, California (the “475 Building”) and 2,032 square feet of space (the “585 Expansion Space”) located at the building commonly known as 585 Broadway, Redwood City, California.
     B. Subject to the terms and conditions set forth herein, Landlord and Tenant now desire to amend the Existing Lease to extend the Term, expand the Premises to include the additional space consisting of approximately 5,310 square feet located on the second floor of the 475 Building, as more particularly described in the attached Exhibit A (the “475 Expansion Space”), and terminate the Lease as to the 585 Expansion Space.
     NOW, THEREFORE, for good and valuable consideration, including the mutual covenants contained the Lease, Landlord and Tenant hereby agree as follows:
     1. Use of Defined Terms; Recitals. Capitalized terms used in this Fifth Amendment that are not otherwise defined herein shall have the meanings given such terms in the Existing Lease. The Existing Lease as amended by this Fifth Amendment shall be referred to herein as the “Lease”. The provisions of the Recitals above are fully incorporated herein by this reference.
     2. Extended Term. The Term of the Lease is hereby extended for a period of two (2) years commencing on January 1, 2010 and expiring on December 31, 2011 (“Extended Term”). From and after the Effective Date, (a) all references to “Expiration Date” shall be deemed to refer to the last day of the Extended Term, and (b) all references to “Term” shall be deemed to include the Extended Term.
     3. Monthly Rent. The Monthly Rent during the Extended Term shall be as follows:

Period During	Monthly Rent
Extended Term	per sq. ft.

January 1, 2010 - December 31, 2010	$0.94
January 1, 2011 - December 31, 2011	$0.97
     4. 475 Expansion Space. Upon the expiration or earlier termination of the lease between Landlord and the current tenant of the 475 Expansion Space and the surrender of the 475 Expansion Space by such current tenant, Landlord shall diligently pursue the performance of the

Demising Work (as defined below). Commencing on the date Landlord delivers possession of the 475 Expansion Space, with the Demising Work substantially completed, to Tenant (the “Expansion Effective Date”), and thereafter during the Term of the Lease, Landlord leases to Tenant, and Tenant leases from Landlord, the 475 Expansion Space. From and after the Expansion Effective Date, the term “Premises” as used in the Lease shall be deemed to include the 475 Expansion Space. The 475 Expansion Space shall be leased on the same terms and conditions of the Lease, including, without limitation, the then-current Monthly Rent, as adjusted pursuant to this Fifth Amendment, and the obligation to pay Common Area Maintenance Costs and Real Property Taxes and Impositions. The 475 Expansion Space shall be delivered to Tenant in its “as-is” condition, and Landlord shall not be obligated to make any alterations, additions, repairs or improvements or to do any work whatsoever on, to or within the 475 Expansion Space, except for the Demising Work.
     5. Termination of Lease as to 585 Expansion Space. As of the Expansion Effective Date, the Lease shall automatically terminate as to the 585 Expansion Space. Tenant shall deliver possession of the 585 Expansion Space to Landlord in the condition required under the Lease on or before the Expansion Effective Date.
     6. Total Premises Square Footage; Tenant’s Building Share; Tenant’s Percentage Share. The parties acknowledge and agree that, as of the Expansion Effective Date, (a) the term “Premises” shall be deemed to refer to the Original Premises and the 475 Expansion Space, (b) the total Premises square footage shall be approximately 27,646 square feet, (c) “Tenant’s Building Share” shall be 55.84%, and (d) and “Tenant’s Percentage Share” shall be 6.71%.
     7. Landlord’s HVAC Work. Landlord shall perform the work set forth on the attached Exhibit B to upgrade the heating, ventilating and air conditioning system for Tenant’s computer lab (“Landlord’s HVAC Work”). Landlord shall commence construction of Landlord’s HVAC Work as soon as reasonably possible after the Effective Date. Tenant shall reimburse Landlord for a portion of the cost of Landlord’s HVAC Work by paying Landlord $233.33 per month, as Additional Rent, during the period commencing on July 1, 2009 through December 31, 2011 ($7,000/30 months).
     8. Demising Wall. Landlord shall, at its sole cost and expense, (a) construct a demising wall separating the 475 Expansion Space from the remainder of the second floor of the 475 Building that is not occupied by Tenant, and (b) remove the existing demising wall separating the 475 Expansion Space from the portion of the 475 Building currently occupied by Tenant (collectively, the “Demising Work”).
     9. Furniture. The terms of Paragraphs 17.G and 39 of the Existing Lease shall apply to the furniture listed on Exhibit C attached hereto (the “Furniture”). The Furniture shall be in their “as-is” condition and Landlord does not make any representations or warranties regarding the condition of the Furniture. At no cost to Tenant, Landlord shall remove any Furniture not needed by Tenant from the 475 Expansion Space.
     10. No Further Amendment. Except as amended by this Fifth Amendment, the Existing Lease shall continue in full force and effect and in accordance with all of its terms. This Fifth Amendment and the Existing Lease shall be construed as a whole in order to effectuate the intent of the parties to amend the Existing Lease in the manner specified in this Fifth Amendment. All provisions of the Existing Lease affected by this Fifth Amendment shall be deemed amended regardless of whether so specified in this Fifth Amendment. Subject to the foregoing, if any provision of the Existing Lease conflicts with the terms of this Fifth Amendment then the provisions of this Fifth Amendment shall control.
     11. Governing Law. This Fifth Amendment shall be construed in accordance with and governed by the laws of the State of California.
     12. Execution. This Fifth Amendment shall not be effective until executed and delivered by the parties hereto.
     13. Partial Invalidity. If any one or more of the provisions contained in this Fifth Amendment shall be invalid, illegal or unenforceable in any respect, the remaining provisions contained herein shall not be affected in any way thereby.
     14. Brokerage Commission. Tenant is not represented by a broker and Landlord is represented by Cornish & Carey (“Landlord’s Broker”) with respect to this Fifth Amendment. Landlord shall be responsible for paying any amounts due to Landlord’s Broker as a result of this Fifth Amendment. Tenant and Landlord represent and warrant that they have had no other dealings with any other real estate broker or agent in connection with this Fifth Amendment. Tenant and Landlord shall indemnify, defend and hold the other harmless from and against all liabilities arising from any other claims of brokerage commissions or finder’s fees based on Tenant’s or Landlord’s, as applicable, dealings or contacts with brokers or agents, other than, as to Landlord, Landlord’s Broker.
     15. Counterparts. This Fifth Amendment may be executed in any number of counterparts, each of which shall be an original, but all of which, when taken together, shall constitute one and the same instrument. This Fifth Amendment may be executed and delivered by the exchange of facsimile, .pdf or other electronic image file copies of the executed counterpart signature pages, which shall be considered the equivalent of ink signature pages for all purposes.
     IN WITNESS WHEREOF, the parties hereto have executed this Fifth Amendment as of the date first written above.

LANDLORD:		TENANT:
THE BOARD OF TRUSTEES OF THE LELAND		BIG BAND NETWORKS, INC.,
STANFORD JUNIOR UNIVERSITY		a Delaware corporation

By:	/s/ Steve Elliott	By:	/s/ Rob Horton

	Name: Steve Elliott Its: Managing Director, Development Projects		Name: Rob Horton Its: Sr. Vice President & General Counsel

Exhibit A
475 Expansion Space
[Second Floor Area Plan Drawing]

Exhibit B
Landlord’s HVAC Work
20 Ton Air Conditioning Supplement to Big Band Computer Room Area at
Midpoint Industrial Park, 475 Broadway St., Redwood City
1.	Four (4) each 5 ton condensing units Carrier Model 38HDR060-— -— -— 6 with ambient control down to 30°F;
2.	Electrical hook up from the building to the condensing units with voltage selected as best for your electrical connections into the building. The air handlers’ power may be taken from the panel in the server room; the condensers’ power must come from the electrical power room.
3.	Control wiring from contractor supplied and mounted room thermostats to the condensers and air handlers, and all other control wiring required;
4.	Placement of the condensing units onto the roof including attachments as required, piping between the condensers and the air handlers, sleepers for the air handlers laid down as detailed by the owner, penetration, and sealing the roof. (Structural modifications to the roof, except for two sleepers per condensing unit, are not in this scope.)
5.	Structural engineering of the condenser loads on the roof with calculations as required by the Redwood City Building Department.
6.	Refrigeration piping and electrical connections between the air handlers and the condensing units as needed, including sunlight protection for the insulation, penetrations into the building, and creation and patching of all necessary penetrations in an acceptable workmanlike manner. Piping in the server room will be distributed in a neat and workman like manner to the air handlers.
7.	Four (4) air handlers properly attached to the floor above, outside of the soffited area- i.e., in the high ceiling space nearer the windows — just at the level of the soffit, aimed toward the center of each row of electrical equipment. Four air handlers to be Carrier 40QAC060-— -— -— 3, coils protected by flat filters.
8.	Condensate piping from each AHU to the nearest convenient drain including a condensate pump if necessary, each with the voltage needed;
9.	Electrical power connection to the four air handlers, their controls, and condensate pumps as necessary;
10.	No ducting will be required; the units will discharge directly down the aisles, aimed to reach the rows of equipment.
11.	Air balance readings on the four air handlers and start-up of all equipment, which will need to be done, as with all of the other work, while the electronic equipment in the room is operating;

Exhibit C
Furniture
1 — Gray four-drawer filing cabinet
1 — Black four-drawer filing cabinet
2 — Two-drawer filing cabinet
11 — Gold conference room chairs
20 — Black desk/rolling chairs
2 — Blue desk/rolling chairs
1 — Gray desk/rolling chair
2 — Red desk/rolling chairs
4 — 3’ round conference room tables
1 — Approx. 8’ — 10’ conference room table
2 — Five-shelf metal book shelf
1 — White refrigerator with black handles
37 — Grey two-drawer and/or three-drawer peds